UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kenexa Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

488879 10 7

(CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488879 10 7		Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 976,288

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 976,288

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 976,288

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488879 10 7		Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investment Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 976,288

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 976,288

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 976,288

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 488879 10 7		Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investment Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 976,288

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 976,288

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 976,288

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 488879 10 7		Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCIP Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,712

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 23,712

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488879 10 7		Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,712

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 23,712

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 488879 10 7		Page 7 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&R Investment Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,712

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 23,712

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 488879 10 7		Page 8 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488879 10 7		Page 9 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Kenexa Corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 650 East Swedsford Road 2nd Floor Wayne, PA 19087

Item 2.
	(a)	Name of Persons Filing
	(i)	Parthenon Investors, L.P., a Delaware limited partnership (“Parthenon”);
	(ii)	Parthenon Investment Advisors, LLC, a Delaware limited liability company (“Parthenon Advisors,” the general partner of Parthenon);
	(iii)	Parthenon Investment Partners, LLC, a Delaware limited liability company (“Parthenon Partners,” the managing member of Parthenon Advisors);
	(iv)	PCIP Investors, a Delaware general partnership (“PCIP”);
	(v)	Parthenon Capital, LLC, a Delaware limited liability company (“Parthenon Capital,” the managing partner of PCIP);
	(vi)	J&R Investment Management Company, LLC, a Delaware limited liability company (“J&R LLC,” the managing member of Parthenon Capital);
	(vii)	John C. Rutherford (“Mr. Rutherford,” a managing member of Parthenon Partners and J&R LLC); and
	(viii)	Ernest K. Jacquet (“Mr. Jacquet,” a managing member of Parthenon Partners and J&R LLC) (i) through (viii) collectively, the “Reporting Persons”).
	(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business offices of each of the Reporting Persons is c/o Parthenon Capital, Inc., 265 Franklin Street, 18th Floor Boston, Massachusetts 02110.
	(c)	Citizenship

The place of organization of each of the Reporting Persons (other than Mr. Rutherford and Mr. Jacquet) is Delaware. Mr. Jacquet is a citizen of the United States and Mr. Rutherford is a citizen of New Zealand.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number

48879 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: As of December 31, 2006, the reporting persons beneficially owned one million shares of Common Stock.

(b)

Percent of class:

As of December 31, 2006, the reporting persons beneficially owned approximately 4.8% of the outstanding shares of Common Stock of the issuer, based upon 20,897,777 shares of Common Stock outstanding on December 31, 2006, according to a Rule 424(b)(5) filing by the issuer on January 19, 2007.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: see response to Item 5 on the attached cover pages
(ii) Shared power to vote or to direct the vote: see response to Item 5 on the attached cover pages
(iii) Sole power to dispose or to direct the disposition of: see response to Item 5 on the attached cover pages
(iv) Shared power to dispose or to direct the disposition of: see response to Item 5 on the attached cover pages

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007

PARTHENON INVESTORS, L.P.

By:	PARTHENON INVESTMENT ADVISORS, LLC,
its General Partner

By:	PARTHENON INVESTMENT PARTNERS, LLC,
its Managing Member

	By:		/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PARTHENON INVESTMENT ADVISORS, LLC

By:	PARTHENON INVESTMENT PARTNERS, LLC,
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PARTHENON INVESTMENT PARTNERS, LLC

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PCIP INVESTORS

By:	PARTHENON CAPITAL, LLC,
its Managing Partner

By:	J&R INVESTMENT MANAGEMENT COMPANY, LLC,
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Director, President
and Secretary

PARTHENON CAPITAL, LLC

By:	J&R INVESTMENT MANAGEMENT COMPANY, LLC
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

J&R INVESTMENT MANAGEMENT COMPANY, LLC

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

/s/ John Rutherford
John C. Rutherford

/s/ Ernest K. Jacquet
Ernest K. Jacquet

EXHIBIT INDEX

Exhibit 1.                                                Identity of members of group filing this schedule.